FILED BY NORANDA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES

ACT OF 1933

SUBJECT COMPANY: FALCONBRIDGE LIMITED

COMMISSION FILE NO: 33-95280

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[GRAPHIC]	[LOGO]

Scotia Capital
Materials Conference

June 1, 2005

[GRAPHIC]

Forward-Looking Statements	[LOGO]

NorandaFalconbridge cautions that statements made to describe the Company’s intentions, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities (and available at www.sedar.com) for a description of the major risk factors.

All dollar amounts expressed in U.S. dollars
All production volumes and reserves and resources in metric tonnes

Investor Information

•                  This communication is being made in respect of the proposed amalgamation (the “Amalgamation”) involving Noranda and Falconbridge.  In connection with the Amalgamation, a registration statement under the U.S. Securities Act of 1933 will be prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”), containing a joint management information circular to be delivered to Noranda and Falconbridge shareholders.  If required, other documents will be filed with the SEC regarding the Amalgamation.

•                  INVESTORS ARE URGED TO READ CAREFULLY THE JOINT MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

•                  Investors will be able to obtain the documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.

Agenda

1	Company Overview

2	Review of Noranda and Falconbridge Merger

3	Market Review

4	Review of Operations & Growth Opportunities

5	Summary

NorandaFalconbridge

Company Overview

[GRAPHIC]

NorandaFalconbridge At A Glance

Producer Ranking In World

• Copper	8th
• Nickel	3rd
• Zinc	3rd
• Aluminum	10% of U.S. consumption

Sales (Pro Forma - 2004)	$ 7.0 B

Assets (Pro Forma – as at Mar. 31/05)	$ 12.0 B

Market Capitalization*	$ 7.4 B

(*Pro Forma - as at Mar. 31/05)

NorandaFalconbridge
A Leading Base Metals Company

•                  Geographically diverse portfolio of mines and processing facilities

•                  Operations in 18 countries

Production (MT)		2004	2005F

Copper	Mined	491,000	496,000
	Refined	527,000	551,000

Nickel	Mined	81,000	81,000
	Refined	101,000	113,000

Zinc	Mined	528,000	470,000
	Refined	190,000	210,000

Aluminum	Primary	247,000	253,000
	Fabricated	174,000	182,000

Solid Financial Results

Better prices
• Copper
• Nickel
• Zinc
• Aluminum

Dramatic
improvement
+ = in financial
results

Own efforts
• Efficient operations
• Reduced costs
• Increased production
• On-time and on-budget expansions

EBITDA from Operating Assets

	Q1	Full Year
$ millions	2005	2004	2003
Copper	286	907	370
Nickel	223	773	431
Zinc	15	70	4
Aluminum	47	127	62
Other	-2	2	20
EBITDA from Operating Assets	569	1,879	887

2004 EBITDA increased 112%.  2005 on track to be even stronger.

Net Income

Annual Net Income ($M)

[CHART]

EPS	$0.00	$1.78	$1.88

Q1 Net Income ($M)

[CHART]

EPS	$0.50	$0.58	$0.64

NorandaFalconbridge

Noranda & Falconbridge
Merger

[GRAPHIC]

Noranda & Falconbridge

Trading Below Peers

•                  Complex ownership structure of Brascan/Noranda/Falconbridge

•    Brascan held 41% of Noranda

•    Noranda held 59% of Falconbridge

•                  Falconbridge share float was declining as Noranda purchased more shares

•                  Uncertainty with sale process at Noranda and negotiations with China Minmetals

Noranda’s offer to purchase Falconbridge shares and merge into a single entity

•                  Addressed these issues

•                  Strengthens the merged company

Summary of Transaction

•                  All-encompassing plan addressed our critical structural and ownership issues which impacted valuation:

•                  Transaction #1: an offer by Noranda to purchase approximately 63.4 million of its common shares in exchange for US$1.25 billion of Noranda junior preferred shares (Completed April 28, 2005)

•                  Brascan successfully tendered approx. 48 million of its Noranda common shares

•                  Transaction #2: a merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda shares for each Falconbridge common share (Completed May 5, 2005)

•                  Accepted by 78% of Falconbridge minority shareholders

•                  Noranda now holds 91% of Falconbridge common shares

•                  Upon successful completion of merger of Noranda and Falconbridge, Brascan will own approximately 20% of the merged Company, from previous level of 41% of Noranda

•                  Widely-held company with a total market capitalization of $7.4B*

•                  Investment grade ratings affirmed

*As at March 31, 2005

NorandaFalconbridge
to be one of the World’s Largest Mining Companies

Mid-Tier Base Metal Companies – Total Enterprise Value(1)

[CHART]

(1)          Source – Bloomberg. Total Enterprise Value calculated as market capitalization (including convertible securities and preferred shares), plus minority interest plus net debt.

(2)          Illustrative of total enterprise value if NorandaFalconbridge trades up to multiples ½ way between Noranda current multiples and multiples  for mid-tier group.

(3)          Illustrative of total enterprise value if NorandaFalconbridge trades up to full multiples for Mid-tier group.

(4)          Currently subject to a cash take-over bid by BHP Billiton.

(As at March 18, 2005)

Investor Benefits

•                  Widely-held company with increased stock float and liquidity

•                  Clarity of ownership and simplified corporate structure

•                  Removal of sale process overhang

•                  Potential realignment of shares to peer group multiples

•                  Greater financial strength and capacity

•                  Lower cost of capital in the long term

•                  Increased scale, reducing concentration risk of any one project or operation

•                  Increased leverage to strong market fundamentals for base metals

•                  Proven senior management team focused on operating results and growth

NorandaFalconbridge

Strategic Focus &
Market Review

[GRAPHIC]

NorandaFalconbridge
Strategic Focus

•                  Focused on large scale copper and nickel assets

•                  Approx. 80% of assets are invested in copper and nickel and 80% of revenues come from copper and nickel

•                  Integrated zinc and aluminum producer

Operating Capital Asset Base	Revenue by Metal

[CHART]	[CHART]

Global I.P. & OECD Leading Indicator

OECD Leading Indicator and W. World Industrial Production

[CHART]

Source: Economy.com

OECD leading indicator remains positive, albeit at lower rate of projected growth

China Industrial Production

[CHART]

Source: National Bureau of Statistics China, Economy.com

Constrained Supply has led to
Tight Markets & Inventory Reductions

LME Copper Price	LME Nickel Price

[CHART]	[CHART]

Source: LME	Source: LME

Excellent Market Fundamentals
Nickel & Copper Demand Growth Rates

Copper Demand	Nickel Demand

[CHART]	[CHART]

Cu demand to increase by 5.2M mtpy between 2004 and 2015	Ni demand to grow by 795K mtpy between 2004 and 2015

World Copper Supply/Demand

[CHART]

Source:  Brook Hunt, WBMS, Noranda

Potential Copper Projects
Approximate Annual Production

PROJECT	COMPANY	PRODUCTION (MT)

Oyu Tolgoi	Ivanhoe Mines	370,000
Mansa Mina	Codelco/BHP Billiton	245,000
Olympic Dam Expansion	WMC	225,000
Alemao	CVRD/BNDES	165,000
Gaby Sur SXEW	Codelco	150,000
Los Bronces Expansion	Anglo American	140,000
Los Pelambres Expansion	Antofagasta	140,000
Lumwana	Equinox Resources	130,000
Cerro Casale	Placer Dome	130,000
Escondida Mill Expansion	Codelco	120,000
Top 10 Total		1,665,000

OTHER Potential Projects (38 projects)		~ 1,435,000

Source:  Brook Hunt, CRU, Noranda

World Nickel Supply/Demand

[CHART]

Potential Nickel Projects
Approximate Annual Production

PROJECT	COMPANY	PRODUCTION (MT)

Koniambo	Falconbridge/SMSP	60,000
Voisey’s Bay	Inco	60,000
Goro	Inco	60,000
Ravensthorpe	BHP Billiton	50,000
Onca Puma	Canico	33,000
Ramu	China Met. Const’n Group	33,000
Vermelho	CVRD	45,000
Kabanga	Barrick-Falconbridge	30,000
Barro Alto	Anglo	60,000
Honeymoon Well	OMG	38,000
Yakabindie	WMC	40,000
Weda Bay (PT Aneka)/Buli (PT Aneka)/Sampala (Rio): Indo 1 of 3		60,000

Top 10 Total		569,000

Source:  Brook Hunt

New Capacity Needed But…

•                  Substantial barriers to entry exist:

•                  Increased size and scale of next generation of projects

•                  Higher complexity of new technology and processes

•                  Longer lead times due to more extensive permitting requirements

•                  More remote locations

Zinc & Aluminum Outlook is Positive

LME Zinc Price	LME Aluminum Price

[CHART]	[CHART]

Source: LME	Source: LME

Market Outlook

Conclusions

Strong Fundamentals For Base Metals:

•                  Positive demand growth rates

•                  Additional supply needed to meet growing demand

•                  New supply likely; however:

•                  Long lead times

•                  Projects are more capital intensive, more complex

•                  Longer permitting process

•                  Metal prices to remain volatile

Favourable price environment projected to continue

NorandaFalconbridge

Review of Operations &
Growth Opportunities

[GRAPHIC]

Copper

[GRAPHIC]

Copper

World-Class Assets

•                  Long-life, low-cost mines located primarily in South America

•                  Technologically advanced processing facilities, including Altonorte smelter in northern Chile

•                  Technology produces high margins from the treatment of complex feeds

•                  Integrated operations drive benefits:

•                  Mitigate market volatility in treatment costs

•                  Create freight cost arbitrage

•                  2004 net operating cash cost of $0.38/lb. versus $0.40/lb. in 2003

NorandaFalconbridge Total
Mined Copper Output

[CHART]

Copper
Production

Mined Production (000s MT)	Refined Production (000s MT)

[CHART]	[CHART]

Copper
Brownfield Projects

Collahuasi, Chile (44%)

Phase III Expansion Concept:

•                  Scoping study has been initiated to further increase total copper production by 175,000+ mtpy

•                  Additional grinding circuit and increase production from the higher grade Rosario pit

•                  Expected start-up in 2007/2008

[GRAPHIC]

Lomas Bayas, Chile

Reviewing adjacent Fortuna de Cobre deposit

•                  Measured/indicated resources of 470M tonnes at 0.29% copper

•                  Potential to add 30,000 mtpy of contained copper and extend mine life beyond 2020

[GRAPHIC]

El Pachón, Argentina
Copper – Greenfield Project

•                  Measured and indicated resource of 724M tonnes at 0.65% copper and 0.02% molybdenum

•                  Inferred resources of 560M tonnes at 0.52% copper and 0.01% molybdenum

•                  Located 5 km from the Los Pelambres mine

•                  Projected average annual production of 245,000 tonnes of contained copper

•                  Key attributes:

•                  Low stripping ratio and attractive metallurgical recoveries

•                  Accessible location

•                  Ample water supply, favourable site construction characteristics

[GRAPHIC]

El Morro, Chile
Copper – Greenfield Project (70%)

•                  Inferred resource of 466M tonnes @ 0.61% copper and 0.50 grams per tonne gold

•                  Projected annual production of 145,000 tonnes of copper and 320,000 ounces of gold

•                  Exploration resumed in 2004 in parallel with other development studies

•                  Key attributes:

•                  Significant gold co-product

•                  Supergene enrichment blanket

•                  Favourable location

•                  Noranda can earn 70% in this project

[GRAPHIC]

Copper
Substantial Growth Potential

[CHART]

Additional projects include: Frieda River, West Wall

Copper
Relative Output Potential

[CHART]

*NorandaFalconbridge 2005 forecast; all others as at December 2004

Nickel

[GRAPHIC]

Nickel
World-Class Assets

•                  World’s third-largest producer of refined nickel

•                  Fully integrated operations

•                  Low-cost facilities, including Nikkelverk, which ranks among the lowest-cost nickel/cobalt refineries

•                  One of the world’s largest recyclers and processors of nickel and cobalt bearing materials

•                  2004 net operating cash cost of:

•                  INO: $2.57/lb. vs. $2.64/lb. in 2003

•                  Falcondo $3.50/lb. vs. $3.04/lb. in 2003

NorandaFalconbridge Total
Refined Nickel Output

[CHART]

Nickel Rim South, Canada
Nickel – Brownfield Project

•                  Located in the Sudbury, Ontario mining camp.

•                  Resources of 13.4M tonnes of 1.8% nickel and 3.3% copper; significant PGMs

•                  Drilling program and infrastructure continuing to define resource; underground definition started in Q1 2004. Shaft sinking commenced in Q1 2005.

•                  Project has progressed on schedule and within budget

•                  Total investment of approx. $413M, net of pre-production revenues

•                  Projected operating cash cost of negative $0.65 per pound of nickel due to significant PGM credits

•                  First ore production in late 2009

[GRAPHIC]

Koniambo, New Caledonia
Nickel – Major Growth Opportunity

World-class Deposit	[GRAPHIC]

Saprolite – Phase I

•                  142.1M tonnes of measured plus indicated resources
@ 2.13% nickel

•                  156M tonnes of inferred resources
@ 2.2% nickel

•                  Well-known smelting process

Limonite – Phase II

•                  100M tonnes

•                  1.6% nickel

•                  Acid-leach process

Koniambo, New Caledonia
Nickel – One of the World’s Best Deposits

[CHART]

* Resources include Inferred

•                  Completed Feasibility Study (FS) for Koniambo nickel project in New Caledonia

•                  Increased engineering level from 10% to 25%

•                  Capital investment of $2.2 billion

•                  Operating cost of $1.65/lb.

•                  Presentation of FS to various stakeholders took place in Q1, 2005

•                  Evaluating financing options with information contained in the FS

•                  Earliest start-up in 2009/2010

[GRAPHIC]

Kabanga, Tanzania
Nickel – Greenfield Project

•                  Agreement for joint venture with Barrick Gold

•                  Located in northwestern Tanzania ~ 400 km west of Bulyanhulu mine;  Barrick has successfully operated there before

•                  Initial inferred resources estimate of 26M tonnes grading 2.6% nickel  with potential for further growth

•                  Potential nickel production of 30,000 to 35,000 tonnes per year

•                  Concentrate would be shipped to Falconbridge’s smelter and refinery

•                  Completing a work plan over the next three years at a cost of $50 million

[GRAPHIC]

Nickel
Substantial Growth Potential

[CHART]

* Share of production

Zinc

[GRAPHIC]

Zinc
Integrated Operations

•                  World’s third-largest zinc miner

•                  Closed the Bell Allard mine in Oct. 2004

•                  Attractive brownfield and greenfield projects under consideration

•                  Potential to replace current mine production via available projects

•                  2004 net operating cash cost of:

•                  $0.32/lb., unchanged from 2003

•                  Well positioned to benefit from increase in zinc and lead prices

NorandaFalconbridge Total
Mined Zinc Output

[CHART]

Zinc
Projects

Operation	Project	Annual Production Increase	Status
Perseverance, Quebec (90%)	Brownfiled Development Project	125,000 tpy	Feasibility study completed in 2001

Lennard Shelf, Australia (50%)	Brownfield Development Project	75,000 tpy	Currently on care and maintenance

Lady Loretta, Australia (75%)	Greenfield Development Project	120,000 tpy	Feasibility study completed

Zinc
Resource Replacement Potential

[CHART]	[CHART]

2004 Production	Potential Production

*The Bell Allard Mine closed in October 2004

**Expected to close in 2010

*** Estimate only, subject to development decision with partner

Aluminum

[GRAPHIC]

Aluminum
Smelting and Fabricating Operations

•                  Primary aluminum smelter located in Missouri

•                  Supplies approximately 10% of U.S. primary aluminum consumption

•                  Long-term alumina supply secured via St. Ann bauxite mine and Gramercy Alumina refinery acquisition

•                  New 15-year power supply contract secured

•                  Renegotiation of five-year collective agreement completed in 2004

•                  Renewed operating permit will allow up to 6,000 tonnes per year of additional output

Primary Aluminum Smelter Output

[CHART]

Aluminum
Smelting and Fabricating Operations

•                  Third-largest foil producer in North America

•                  Large market share in fin stock, transformer sheet and light-gauge converter foil

•                  Three state-of-the-art sheet and foil rolling facilities providing high margins

•                  Upside from increasing sales volumes and improving fabrication spreads

Fabricated Aluminum Products Output

[CHART]

NorandaFalconbridge

Positioned for Growth

[GRAPHIC]

Enviable Development Pipeline

World-Class Opportunities

Collahuasi Expansion	Sudbury Expansion (Nickel Rim)	Sudbury Expansion (Montcalm)	Lennard Shelf	BROWNFIELD

Collahuasi Moly Recovery	Raglan Expansion	Lomas Bayas Expansion	Perseverance	Sudbury Expansion (Fraser Morgan)	Sudbury Expansion (Onaping)

Disciplined Approach to Growth

	Koniambo	El Pachón	Lady Loretta	West Wall	Alumysa

	Kabanga	El Morro	Frieda River	GREENFIELD

Income Statement
2004 Actual and Pro-forma

(For the year ended December 31, 2004)

(Unaudited - US$ Millions)	Noranda 2004	Noranda Falconbridge 2004 Pro Forma

Revenues	6,978	6,978
Operating expenses & raw materials	5,099	5,120
EBITDA	1,879	1,858
Interest, corporate & other	496	303
Depreciation, amortization and accretion	499	545
Tax expense	333	304
Net income	551	706

Basic earnings per share	$1.78	$1.88
Diluted earnings per share	$1.75	$1.84

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Income Statement
Q1 Actual and Pro-forma

(For the quarter ended March 31, 2005)

(Unaudited - US$ Millions)	Noranda Q1 2005	Noranda Q1 2004*	Noranda Falconbridge Q1 2005 Pro Forma

Revenues	1,976	1,653	1,976
Operating expenses & raw materials	1,403	1,175	1,402
EBITDA	573	478	574
Interest, corporate & other	156	123	85
Depreciation, amortization and accretion	118	117	131
Tax expense	123	86	119
Net income	176	152	239

Basic earnings per share	$0.58	$0.50	$0.64
Diluted earnings per share	$0.57	$0.49	$0.63

* Restated for accounting rule changes adopted Jan. 1, 2005

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Balance Sheet
Q1 Actual and Pro-forma

(For the quarter ended March 31, 2005)

(Unaudited - US$ Millions)	Noranda Q1 2005	Noranda Q4 2004*	Noranda Falconbridge Q1 2005 Pro Forma

ASSETS
Cash and cash equivalents	1,000	884	981
Accounts receivable and inventories	2,428	2,384	2,503
Capital assets, projects and other assets	6,354	6,360	8,540
Total Assets	9,782	9,628	12,024

LIABILITIES AND EQUITY
Current liabilities	1,833	1,835	1,839
Long-term debt	2,574	2,736	2,570
Preferred share liabilities	121	122	1,371
Other	971	899	1,718
Stockholders’ interests	4,283	4,036	4,526
Total Liabilities and Equity	9,782	9,628	12,024

* Restated for accounting rule changes adopted Jan. 1, 2005

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Summary

•                  Industry fundamentals are exceptionally strong with the demand shock from Asia and specifically China

•                  China has now become the world’s largest consumer of most major commodities as it continues to industrialize its economy

•                  The base metals industry is challenged to add supply due to the increased size, complexity and time required to develop new projects

•                  NorandaFalconbridge is very well positioned as one of the world’s largest base metal producers with one of the best pipelines of development projects

•                  The Company’s financial capacity will further increase, based on the expectation of the continuing strong metal price environment

•                  Simplified organizational structure and increased share float enhance investment appeal

[GRAPHIC]

Scotia Capital

Materials Conference

June 1, 2005

[GRAPHIC]

Net Earnings Sensitivity
NorandaFalconbridge Pro-forma

	Change in	Impact on 2005 Pro-forma Cashflow and Net Earnings
	Realized Price US$/lb.	Cashflow US$ millions	Net Earnings US$ millions	E.P.S. US$
Copper	$0.05	$48	$40	$0.11
Nickel	$0.50	$76	$63	$0.17
Zinc	$0.05	$46	$38	$0.10
Aluminum	$0.05	$24	$19	$0.05
Lead	$0.05	$7	$6	$0.02

Exchange Rate US$ = Cdn$	$0.01	$10	$9	$0.02